NEWS RELEASE

BROOKFIELD REPORTS 62% INCREASE
IN FUNDS FROM OPERATIONS

NEW YORK, July 28, 2004 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced strong financial results for the second quarter ended June 30, 2004.

For the six months ended June 30, 2004, Brookfield recorded substantial growth in funds from operations, which increased by 62% to $1.68 per share from $1.04 per share during the same period in 2003. Funds from operations prior to lease termination income increased by 25% to $1.30 per share from $1.04 per share during the same period in 2003. Net income increased by 27% to $0.75 per share from $0.59 per share during the same period in 2003.

	Three Months Ended June 30		Six Months Ended June 30
(Millions, except per share amounts)	2004	2003	2004	2003
Funds from operations	$162	$90	$282	$176
— per share	0.98	0.53	1.68	1.04
Net income	80	53	136	103
— per share	0.45	0.30	0.75	0.59

For the three months ended June 30, 2004, Brookfield’s funds from operations increased by 85% to $0.98 per share from $0.53 per share during the same period in 2003. Funds from operations prior to lease termination income increased by 13% to $0.60 per share from $0.53 per share during the same period in 2003. Net income increased by 50% to $0.45 per share from $0.30 per share during the same period in 2003.

“Our solid financial performance for the first six months of 2004 reflects the merits of our strategy of prudently investing in premier office properties in high-growth markets, and pro-actively leasing on a long-term basis to high-quality tenants. This strategy has continued to produce consistently strong and market-leading results across economic cycles,” said Ric Clark, President and CEO of Brookfield.

MAJOR INITIATIVES IN THE SECOND QUARTER OF 2004

•	Completed the issue of C$200 million Class AAA Series J preferred shares at a dividend rate of 5.0%. The proceeds were used to pay down corporate debt.

•	Recorded a net gain of $60 million in lease termination income resulting from the commencement of a new twenty-year lease with Cadwalader, Wickersham & Taft for 460,000 square feet in One World Financial Center in New York in conjunction with the termination of a previously-existing lease.

•	Acquired 724,800 common shares of the company at an average price of $28.37 per share during the second quarter. This brings the total number of shares repurchased year-to-date to 1.1 million at an average price of $28.77 per share. Since the inception of the normal course issuer bid, the company has purchased approximately 12 million shares at an average price of $19.24 per share. The Board of Directors also approved the application to renew the corporation’s normal course issuer bid which expires in September 2004.

•	Increased the quarterly common share dividend by 7% to $0.16 per share from the prior quarterly dividend of $0.15 per share.

OPERATING HIGHLIGHTS

The majority of Brookfield’s markets are showing signs of improvement, including increased absorption of sublease space and modestly declining vacancy rates. At June 30, 2004, the company had an occupancy rate of 96.7% in its core markets of New York, Boston, Washington, D.C., Toronto and Calgary, and an occupancy rate of 93.9% across the portfolio, consistent with the first quarter of 2004. Operating highlights for the second quarter included:

•	Increased current commercial property operating income by $25 million. During the second quarter of 2004, net operating income from current commercial property operations was $166 million, compared with $141 million during the same period in 2003 when the impact of dispositions of $11 million is removed.

•	Leased approximately 500,000 square feet of space during the second quarter of 2004, including:

In New York

—	15 year renewal with Dow Jones at One World Financial Center for 41,000 square feet;

—	15 year renewal and expansion with Vestar Capital at 245 Park Avenue for 38,000 square feet;

—	15 year renewal with Heidrick & Struggles at 245 Park Avenue for 35,000 square feet.

In Calgary

—	a new two-year lease with Pengrowth Management Ltd. for 23,000 square feet at Petro-Canada Centre;

—	a new seven-year lease with Canadian Natural Resources for 20,000 square feet at Bankers Hall.

In Toronto

—	a new four-year lease with Northwater Capital Management for 22,000 square feet at Bay Wellington Tower.

This brings Brookfield’s year-to-date leasing total to approximately 1.6 million square feet, representing five times the amount of space contractually expiring.

•	Earned $10 million from residential land development operations, an increase of $3 million over the second quarter of 2003, as the housing markets across North America remain strong.

OUTLOOK

“Brookfield’s prime objective is to continue to deliver double-digit growth in FFO per share prior to gains for 2004 which we remain on target to achieve. As the economy has continued to improve, so has demand for office space. This, coupled with our pro-active approach to asset management and the premier quality of our assets, positions us well to continue to meet our financial goals,” concluded Clark.

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Change in Accounting Policy

Historically, Brookfield’s accounting policy has been to record revenues in accordance with the actual payments received under the terms of the company’s leases, which typically increase over time, and to record depreciation on a sinking-fund basis. However, commencing January 1, 2004, accounting standards require both straight-line rent recognition and straight-line depreciation. This change resulted in additional revenue of $10 million and additional depreciation of $28 million before the effect of taxes for the six months ended June 30, 2004. A schedule reconciling FFO to a non straight-line rent basis can be found in the supplemental information package to allow for comparability with prior periods.

Dividend Declaration

The Board of Directors of Brookfield declared an increase of 7% in the quarterly common share dividend to $0.16 per share, payable on September 30, 2004 to shareholders of record at the close of business on September 1, 2004. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA, Series F, G, H, I and J preferred shares were also declared payable on September 30, 2004 to shareholders of record at the close of business on September 15, 2004.

Conference Call

Brookfield’s second quarter investor conference call can be accessed by teleconference on July 28, 2004 at 10:00 a.m. E.T. at 1-800-446-4472 or at 416-695-5259. The call will be archived through August 27, 2004 and can be accessed by dialing toll free 1-866-518-1010 or 416-695-5275. The conference call can also be accessed by Webcast on the Brookfield Web site at www.brookfieldproperties.com.

Supplemental Information

Investors, analysts and other interested parties can access Brookfield’s Supplemental Information Package on Brookfield’s Web site under the Investor Information/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Profile

Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 47 commercial properties and development sites totaling 45 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.

Contact

Melissa Coley, Vice President, Investor Relations and Communications, tel. (212) 417-7215, or via email at: mcoley@brookfieldproperties.com.

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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENT OF INCOME

	Three months ended		Six months ended
Unaudited	June 30		June 30
(US Millions, except per share amounts)	2004	2003	2004	2003
Total revenue	$381	$301	$707	$596

Net operating income
Commercial property operations
Operating income from properties	$166	$152	$345	$302
Lease termination income	60	—	60	—

Total commercial property operations	226	152	405	302

Development and residential operations	10	7	18	14
Interest and other	11	14	25	29

	247	173	448	345

Expenses
Interest	68	67	134	137
Administrative and development	11	11	21	22
Interests of others in properties	6	5	11	10

Income before non-cash items	162	90	282	176

Depreciation and amortization	35	20	69	38
Taxes and other non-cash items	47	17	77	35

Net income	$80	$53	$136	$103

Funds from operations per share — diluted
Prior to lease termination income	$0.60	$0.53	$1.30	$1.04
Lease termination income	0.38	—	0.38	—

	$0.98	$0.53	$1.68	$1.04

Net income per share — diluted
Prior to lease termination income	$0.23	$0.30	$0.53	$0.59
Lease termination income	0.22	—	0.22	—

	$0.45	$0.30	$0.75	$0.59

CONSOLIDATED BALANCE SHEET

(US Millions)	June 30, 2004	Dec. 31, 2003
	Unaudited	Audited
Assets
Commercial properties	$6,465	$6,297
Development properties	653	684
Receivables and other	619	717
Marketable securities	312	267
Cash and cash equivalents	108	132

	$8,157	$8,097

Liabilities
Commercial property debt	$4,395	$4,537
Accounts payable and other liabilities	526	545
Future income tax liability	101	18

Shareholders’ interests
Interests of others in properties	48	81
Preferred shares
Subsidiaries	406	415
Corporate	732	586
Common shares	1,949	1,915

	$8,157	$8,097